February 8, 2022	TSX-V - GIGA

Not for distribution to United States newswire services or for dissemination in the United States

GIGA METALS COMPLETES $4.1M OVERNIGHT MARKETED OFFERING

(Vancouver, BC) - Giga Metals Corp. (TSX.V - GIGA) (OTCQX - HNCKF) ("Giga Metals" or the "Company") announces today that the Company has closed its previously announced overnight marketed public offering of 12,075,700 common share units (the "Units") of the Company, including 1,175,700 Units issued pursuant to the over-allotment option, which was exercised in part, for gross proceeds of $4,105,738 (the "Offering").

The Units were priced at $0.34 per Unit (the "Unit Price"), comprised of one common share in the capital of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant entitles the holder thereof to purchase one common share at a price of $0.45 at any time until February 8, 2025.

The Offering was completed pursuant to an underwriting agreement dated February 3, 2022, among the Company and Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner, and a syndicate of underwriters including Canaccord Genuity Corp., Echelon Wealth Partners Inc. and Haywood Securities Inc (collectively, the "Underwriters").

In connection with the Offering, the Company has paid to the Underwriters a cash commission equal to 6% of the gross proceeds from the Offering and issued to the Underwriters compensation warrants (each, a "Compensation Warrant") equal to 6% of the Units sold under the Offering. Each Compensation Warrant entitles the holder thereof to purchase one unit having the same terms as a Unit at the exercise price of $0.34 until February 8, 2025.

The Company intends to use the net proceeds from the Offering for development and exploration expenses at the Turnagain Project in British Columbia including undertaking a Pre-Feasibility Study, as well as for general corporate expenses, as further set out in the Company's prospectus supplement to the final short form prospectus dated January 31, 2022 (the "Prospectus"). A copy of the Prospectus is available under the Company profile at www.sedar.com.

The Offering was completed pursuant to the Prospectus in the provinces of Ontario, British Columbia and Alberta. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The Warrants are governed by the terms of a Warrant Indenture (the "Warrant Indenture") dated February 8, 2022 between the Company and Computershare Trust Company of Canada as warrant agent, a copy of which will be available under the Company profile at www.sedar.com. For further details regarding the Warrants, please refer to the Warrant Indenture.

About Giga Metals Corporation

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world. The Company is also exploring for sediment hosted copper deposits in Brazil.

Forward-Looking Statements

This news release contains forward-looking information that involves substantial known and unknown risks and uncertainties, most of which are beyond the control of Giga Metals. Forward looking statements include the intended use of proceeds of the Offering. Factors which could cause actual results to differ include that certain of the proceeds of the Offering may need to be used other than as set out in this news release. Although Giga Metals believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Giga Metals disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

On behalf of the Board of Directors,

"Mark Jarvis"

Mark Jarvis, CEO

GIGA METALS CORPORATION

Tel - 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.